

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2013

Via E-mail
Geert Cauwenbergh, Dr. Med. Sc.
President and Chief Executive Officer
RXi Pharmaceuticals Corporation
1500 West Park Drive, Suite 210
Westborough, MA 01581

> **Re:** **RXi Pharmaceuticals Corporation**
> **Registration Statement on Form S-1**
> **Filed May 10, 2013**
> **File No. 333-188539**

Dear Dr. Cauwenbergh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We are currently processing your requests for confidential treatment. Please be advised that we will not be in a position to declare this registration statement effective until we resolve all issues concerning the pending confidential treatment requests.

2. Please either update your financial statements to reflect the most recent quarterly financial results or revise the prospectus to specifically incorporate by reference the Form 10-Q filed on May 15, 2013. Please refer to General Instruction VII and Item 12 of Form S-1 and Question 113.05 of the Securities Act Forms Compliance and Disclosure Interpretations for more information on incorporation by reference.

<u>Selling Stockholders, page 23</u>

3. Please expand this section to specifically state, if true, that at the time of the purchase of the securities to be resold, no selling stockholder had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Ryan A. Murr, Esq.
Ropes & Gray LLP